FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	BBVA Francés reports consolidated fourth quarter earnings for fiscal year 2017.

Buenos Aires, February 14, 2018 - BBVA Francés (NYSE: BFR.N; BCBA:

FRA.BA; LATIBEX: BFR.LA) reports consolidated fourth quarter results for the January-December 2017 fiscal year.

Highlights of the Quarter

•	BBVA Francés ended 2017 achieving the targets set in terms of growth. It increased its customer base, both in the case of individuals and legal persons, and it also gained market share in loans.

•	As of December 31, 2017, the Bank recorded an AR$ 3,878.3 million accumulated profit, reaching an average 18.2% return on equity and an average 2.1% return on assets.

•	In July 2017, BBVA Francés carried out a primary follow-on equity offering in Argentina and abroad, issuing 75,781,788 new ordinary shares, which amounts to USD 400 million, and such funds will be used to develop its growth plan.

•	Net financial income grew 21.2% year on year, mainly driven by the increase in the credit activity with the private sector, by better results generated by the foreign exchange difference and by higher volume of the Bank’s own funds, in addition to lower interests paid due to a fall in rates on average year on year. This was partially offset by lower revenues coming from the public securities portfolio.

•	A differential factor that affected BBVA Francés compared to the average banking system was the excess in the stock of physical bills during the first months of the year, with the financial cost that this implies. This situation returned to normal as from the second semester.

•	Net Income from Services grew 30% in 2017. Services charge expenses rose at a higher pace, 41.2%, mainly due to charges paid for promotions for purchases made with credit cards and to campaigns to attract new customers. Income from services grew 35.3% as a result of higher fees generated by deposit accounts, which grew due to a higher volume of activity and to an increase in prices, of fees generated by credit cards, with a rise in the use of the Bank’s cards compared to rest of the banking system, which offset the regulatory fall of 50 basis points of the charge and, finally, by the charges for collection services, which increased 65.2% during the year as a consequence of the actions taken by the Bank with the purpose of making the product more profitable.

•	During the year, the administrative expenses grew 32.1%, mainly reflecting the rise in personnel expenses, as a consequence of a salary increase agreed with the union and the application of a legal provision to compensate the difference between the real inflation of 24.8% and the highest inflation estimated in the bargaining agreement, 19.5%, in addition to other compensations paid and costs associated to the restructuring plan implemented in the year. The general expenses reflect a higher increase in amortizations, which went up due to technological investment and to the incorporation of the new headquarters. The rest of the expenses grew as a result of a higher volume of activities, a general price rise, the peso depreciation and the rise in utilities tariffs.

•	The Bank is implementing a series of plans under the transformation strategy. It should be highlighted that during the year, transactions through personal tellers in the branches went down, thus making it possible to reallocate resources to commercial tasks. The mailing of bank statements in paper also decreased as a result of a customer digitalization campaign.

•	In terms of activity, the private loan portfolio totaled AR$ 128.3 billion, which means an increase of 66.4% compared to the balances as of December 2016, implying a rise of 71 basis points of consolidated market share, which stood at 8.3% at the year close. Such increase is mainly caused by the rise in financing to companies, which grew 74.4%, whereas the retail business grew 50.9%, mainly caused by an outstanding performance of both mortgages, with a 126.2% increase and personal loans, with a 74.2% increase, while the credit cards and car loans business continued strengthening.

•	The asset quality ratio (NPL/Total loans) stood at 0.69% with a coverage (Total allowances/NPL) of 253.07% as of December 31, 2017, representing the best indicators of the Argentine financial system.

•	As to liabilities, total deposits amounted to AR$ 154.1 billion, increasing 34.4% over the past twelve months, over which period, sights accounts grew 60.6%, whereas time deposits rose 25.1%. In currency terms, the deposits in pesos rose 33.1% and in dollars, 36.8%, over the past twelve months.

•	BBVA Francés maintained adequate liquidity and solvency levels. As of December 31, liquid assets (cash plus Central Bank bills and notes) accounted for 35.3% of the Bank’s deposits. On the other hand, the capital ratio reached 14.7%, with a capital excess of AR$ 12.4 billion, 79% over the minimum amount required. Considering the conservation buffer (3.5%), the capital excess would amount to AR$ 5.7 billion.

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	FY 2017	FY 2016	Δ%
Net Financial Income	15,039,960	12,411,466	21.2%
Provision for loan losses	(1,560,720)	(1,054,828)	48.0%
Net income from services	5,618,318	4,322,799	30.0%
Administrative expenses	(12,604,460)	(9,541,495)	32.1%
Operating income	6,493,098	6,137,942	5.8%
Income (loss) from equity investments	399,409	184,200	116.8%
Income (Loss) from Minority interest	(103,375)	(112,407)	-8.0%
Other Income/Expenses	(646,428)	(116,689)	454.0%
Income tax	(2,264,439)	(2,449,374)	-7.6%
Net income for the period	3,878,265	3,643,672	6.4%
Net income per share (2)	6.3	6.8	-6.7%
Net income per ADS (3)	19.0	20.4	-6.7%

(1)	Exchange rate:AR$ 15,8502 Ps =1USD
(2)	Assumes 612,659,638 ordinary shares as of December 31,2017 and 536,877,850 ordinary shares as of December 31,2016.
(3)	Each ADSrepresents three ordinary shares

Regulatory Changes

After October elections, the Government proposed a structural reform agenda with effects in the mid term. These reforms include the fiscal compact with the provinces and the changes in taxation, social security and labor laws, the last one still pending discussion and enactment by Congress.

•	Fiscal Compact with the Provinces: A commitment to reduce expenses and taxes to assure the solvency of the provinces’ public accounts in the mid term. It was also agreed that the provinces would withdraw cross claims with the Nation. The Province of Buenos Aires withdrew its legal claims for the so-called Greater Buenos Aires Fund in exchange for 10% of the the income tax proceeds.

•	Tax Reform: It includes amendments to several taxes, mainly the income tax, the bank debits and credits tax, the turnover tax and a decrease in employer’s taxes. A new tax will be levied on financial income. The reform would imply a gradual fall in the tax burden with the purpose of fostering investment, increasing competitiveness, boosting employment and heading towards a more equitable, less distorted tax system.

•	Social Security Reform: It includes the change in the movement ratio formula for the adjustment of pensions, the beneficiaries of the so-called Universal Allocation per Child subsidy, the subsidy for families, etc. The minimum pension is set at 82% of the adjustable minimum living wage for beneficiaries who have reached 30 years’ payments and are not included in any late payment plan. Private sector workers who are not self-employed may opt to retire at the age of 70.

Additionally, by the end of December, the government announced a change in the inflation target scheme and postponed the 5% target to the year 2020. As a consequence, the new inflation target for 2018 will be 15%, 10% in 2019 and 5% in 2020.

Economic Environment

		Quarter ended
Main Macroeconomic figures		12-31-17	09-30-17	30-06-17	31-03-17	12-31-16
GDP	var % y/y	—	4.2%	2.9%	0.4%	-1.9%
Inflation (1)	var % y/y	24.8%	23.8%	21.8%	32.2%	39.4%
End of period	var % q/q	6.1%	5.1%	5.4%	6.1%	5.3%
CER	Quarterly adjustment	5.0%	4.3%	7.0%	4.6%	4.5%
Exchange Rate	Pesos x US$	18.77	17.31	16.60	15.38	15.85
Reserves	US$	55,055	50,237	47,995	50,522	39,308
Fiscal Balance	Primary - billion of $	(181,763)	(78,093)	(102,942)	(41,344)	(133,937)
Trade Balance	US$ (billion)	(3,311)	(2,544)	(1,438)	(1,179)	104
Total Private Loans	var % q/q	14.3%	12.5%	11.7%	5.7%	12.0%
	var % y/y	51.8%	48.6%	40.4%	35.6%	31.5%
Total Private Deposits	var % q/q	14.3%	3.8%	7.1%	1.8%	20.7%
	var % y/y	29.3%	36.6%	38.7%	38.5%	43.4%
Badlar interest rate	Weighted avg. quarterly	22.4%	20.7%	19.5%	19.8%	21.1%

(1)	IPC National since 1Q 17 / IPC CABA 4Q 16 - 3Q 16

The Argentina’s economy kept momentum over the third quarter of 2017, growing 0.9% quarter on quarter (in deseasonalized terms). The actual Gross Domestic Product (GDP) had a 4.2% variation compared to the third quarter of 2016, driven by private investment and consumption, which grew 13.9% and 4.2% in that period, respectively.

The activity growth is consistent with the information provided by other more frequent estimators, thus, the November data, which is the last available publication of the Monthly Economic Activity Estimator (EMAE, Spanish acronym), showed a 0.4% increase month on month (deseasonalized series) and 3.9% year on year. Following the same trend, the industry grew 3.5% in November y.o.y., with an accumulated 1.9% in eleven months, according to the Monthly Industry Estimator (EMI, Spanish acronym).

Inflation for the fourth quarter was 6.1%, and thus, the CPI accumulated a 24.8% variation in the year. Whereas the core inflation slightly slowed down to 4.3% from 4.9% of the third quarter, regulated prices rallied, standing at 12.6%, driven by the adjustments in utilities fares.

From the end of September to the end of December of 2017, the Central Bank increased the monetary policy rate from 26.25% to 28.75%. Additionally, over the last week, the monetary authority announced a change in the inflation target scheme, as mentioned above.

The peso depreciated 8.4% in the fourth quarter, driving the dollar from AR$ 17.32 by the end of September to AR$ 18.77 by the end of December, which means a devaluation of 18.4% in 2017.

By the end of the year, international reserves reached USD 55.1 billion, which implies a rise of USD 4.8 billion as from the balances at the end of September 2017.

The balance of trade in the fourth quarter of 2017 had a deficit of USD 3.3 billion, which highlights the difference with the USD 104 million surplus reached over a year ago. This difference resulted from a strong rise in imports and almost stagnant exports. The sales to the rest of the world amounted to USD 14.4 billion in that quarter in relation to the last quarter of 2016 (1.4%), whereas imports amounted to USD 17.7 billion that is a 25.6% rise for the same period.

Like the first three quarters of the year, the 4.2% fiscal target was largely reached in relation to the GDP. In the fourth quarter, the primary deficit added AR$ 181.8 billion, which accounts for 3.9% of the GDP. This means a 35.7% rise over a year ago. Economic subsidies, which basically include energy and transportation, and which amount to 45% of the primary fiscal deficit for October-December, fell 29.3% compared to the same period the previous year, in which period, they accounted for 86.4% of the primary fiscal deficit.

Presentation of the Information

•	The balances in foreign currency as of December 31, 2017 were converted into pesos at the exchange rate of reference published by the Central Bank for that date (AR$ 18.77/USD).

•	The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés. The Bank’s share interest in BBVA Consolidar Seguros and Consolidar AFJP (in liquidation) is shown as “Investments in Other Companies” (recorded under the equity method), and the corresponding results are included in “Income from Equity Investments”.

•	Information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange.

Quarterly Results

						% quarter ended 12-31-17 vs
Condensed Income Statement (1)	Quarter ended					quarter ended
In thousands of $ except income per share, ADS	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Net Financial Income	4,572,762	3,970,483	3,432,939	3,063,776	3,252,260	15.2%	40.6%
Provision for loan losses	(377,352)	(503,013)	(356,386)	(323,969)	(331,013)	-25.0%	14.0%
Net income from services	1,631,538	1,561,617	1,191,061	1,234,102	1,076,422	4.5%	51.6%
Administrative expenses	(3,523,829)	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)	11.7%	23.2%
Operating income	2,30 3,119	1,873,133	1,240 ,556	1,0 76,290	1,137,0 99	23.0%	102.5%
Income (Loss) from equity investments	106,570	118,217	155,131	19,491	17,083	-9.9%	523.8%
Income (Loss) from Minority interest	(27,496)	(18,425)	(29,601)	(27,853)	(13,547)	49.2%	103.0%
Other Income/Expenses	(211,459)	(121,621)	(1,168,459)	855,111	(141,517)	-73.9%	n/a
Income Tax / Minimum Presumed Tax	(749,824)	(716,724)	(480,622)	(317,269)	(416,713)	4.6%	79.9%
Net income for the period	1,420 ,910	1,134,580	-282,995	1,60 5,770	582,40 5	25.2%	144.0%
Net income per share (2)	2.32	1.85	(0.53)	2.99	1.08	25.2%	113.8%
Net income per ADS (3)	6.96	5.56	(1.58)	8.97	3.25	25.2%	113.8%

Net Income not considerig fiscal provision	1,420 ,910	1,134,580	90 2,80 5	419,970	582,40 5	25.2%	144.0%

(1)	Exchange rate: AR$ 18.77 Ps = 1USD
(2)	Assumes 612,659,638 ordinary shares
(3)	Each ADS represents three ordinary shares

In the fourth quarter of 2017, BBVA Francés reached a net income of AR$ 1,420.9 million, which means a 25.2% increase quarter on quarter and a 144% increase compared to the same quarter of 2016.

						% Quarter ended 12/31/17
Main figures	Quarter ended					vs quarter ended
	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
ROA (Average Assets) (1)	2.8%	2.5%	2.1%	1.0%	3.0%	11.3%	-8.6%
ROE (Average Shareholders’ Equity) (1)	22.2%	21.7%	22.1%	10.5%	14.3%	2.5%	55.6%
NIM (1)(2)	10.6%	10.7%	11.4%	-1.2%	12.4%	-0.3%	-13.9%
Net fee income / Net operating Income (3)	26.3%	28.2%	25.8%	28.7%	24.9%	-6.8%	5.7%
Coverage ratio (4)	46.3%	49.5%	39.3%	42.6%	37.6%	-6.4%	23.0%
Efficiency ratio (5)	56.8%	57.0%	65.5%	67.4%	66.1%	-0.4%	-14.1%

(1)	Annualized, without considering the extraordinary results corresponding to 1st and 2nd quarter 2017.
(2)	Net interest Margin: Financial Income-Financial Expenses (include Gross Income Tax and SEDESA) / Average Interest-Earning Assets (net of foreign exchange difference)
(3)	Operative income: Net financial income + Net income from services
(4)	Net income from services / Adm.Expenses
(5)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

						% quarter ended 12-31-17 vs
Net financial income (in thousands of pesos)	Quarter ended					quarter ended
	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Financial Income	7,352,134	6,322,0 99	5,637,429	5,280 ,611	5,540 ,183	16.3%	32.7%
Income from financial intermediation	5,167,344	4,368,178	4,039,850	4,060,877	4,096,831	18.3%	26.1%
CER adjustment	188,447	112,942	155,398	100,285	97,613	66.9%	93.1%
Income Securities and short term inv.	988,022	1,032,478	778,964	593,345	807,994	-4.3%	22.3%
Foreign exchange difference	727,555	634,046	431,991	306,004	458,312	14.7%	58.7%
Others	280,766	174,455	231,226	220,100	79,433	60.9%	253.5%
Financial Expenses	-2,779,372	-2,351,616	-2,204,490	-2,216,835	-2,287,923	18.2%	21.5%
Net Financial Income	4,572,762	3,970 ,483	3,432,939	3,0 63,776	3,252,260	15.2%	40 .6%

Net financial income increased by 15.2% in the last quarter and 40.6% compared to the same quarter of 2016. The quarterly variation is mainly due to a higher volume of intermediation with the private sector and to a higher volume of the Bank’s own funds, which was partially offset by higher financial expenses caused by an increase in the average rate of deposits arising from the monetary policy implemented by the Central Bank.

On the other hand, the income from inflation-adjusted assets grew in the quarter as a result of a higher rise in the index, compared to the previous quarter.

The results derived from foreign exchange difference showed a positive evolution. The results for holdings increased AR$ 94.5 million in the quarter reaching AR$ 202.3 million, whereas the trading results totaled AR$ 525.3 million, which reflected a slight fall of AR$ 1 million.

The net interest margin (NIM) excluding the results for foreign exchange difference decreased 3 basis points in the quarter, from 10.67% to 10.64% as a consequence of the higher pace of growth in the dollar activity. Whereas the NIM with foreign exchange difference results grew 18 basis points to 12.89%.

The NIM in pesos increased 20 basis points quarter on quarter. Even thought there was an increase in the liabilities rate, it was partially offset by a better funding mix, with higher weight of sight accounts; in addition to the increase in the assets rates.

The NIM in foreign currency went up 52 basis points, mainly driven by a rise in the performance of the loan portfolio.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	12-31-17		09-30-17		12-31-16
(Averege in thouhand of AR$)					Capital	Rate
Interest-Earning Assets	140 ,720 ,279	18.7%	123,936,863	18.2%	89,256,623	22.9%
Interest-Bearing Liabilities	10 5,396,185	8.0%	95,819,752	7.4%	71,140 ,219	10.2%
NIM without foreign exchange differences	10 .6%		10 .7%		12.4%
NIM including foreign exchange differences	12.9%		12.7%		14.5%

A table of return on assets and cost of liabilities is included by currency: pesos and dollars. Such ratios are calculated non-considering the results for foreign exchange difference.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	12-31-17		09-30-17		12-31-16
(Average in thouhand of AR$)			Capital	Rate	Capital	Rate
Interest-Earning Assets	10 4,30 6,132	24.2%	94,737,428	23.3%	76,60 7,0 74	26.1%
Public Bonds	14,254,745	26.8%	18,610,366	22.6%	13,417,210	26.0%
Loans	82,344,943	23.7%	69,90 5,567	23.5%	60 ,686,387	26.1%
Other interest-earning assets	7,706,444	24.5%	6,221,495	23.4%	2,503,477	28.5%
Interest-Bearing Liabilities	65,213,962	12.9%	60 ,295,70 7	11.8%	50 ,827,0 45	14.1%
Saving Accounts	24,329,949	0.2%	22,684,140	0.1%	17,566,687	0.2%
Time Deposits	33,970,213	19.9%	31,547,072	18.2%	30,312,244	21.1%
Current accounts with interest	4,027,291	22.4%	3,686,389	20.6%	0	0.0%
Debt Securities	1,033,559	25.7%	1,128,352	23.8%	1,777,296	0
Other interest-bearing liabilities	1,852,950	24.8%	1,249,754	23.4%	1,170,818	24.1%
NIM $	14.5%		14.3%		15.1%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	12-31-17		09-30-17		12-31-16
(Averege in thouhand of AR$)			Capital	Rate	Capital	Rate
Interest-Earning Assets	36,414,148	2.8%	29,199,435	2.7%	12,725,323	3.2%
Public Bonds	4,358,378	3.0%	4,081,066	2.9%	439,619	2.6%
Loans	25,623,737	2.7%	20,810,951	2.7%	10,608,212	3.6%
Other interest-earning assets	6,432,032	3.3%	4,307,418	2.7%	1,677,492	0.5%
Interest-Bearing Liabilities	39,085,565	0 .1%	35,407,677	0 .1%	20,313,174	0 .3%
Saving Accounts	31,743,308	0.0%	28,491,001	0.0%	14,127,948	0.0%
Time Deposits	7,067,956	0.4%	6,698,506	0.3%	5,393,842	0.6%
Other interest-bearing liabilities	274,301	2.7%	218,170	3.9%	791,384	4.2%
NIM USD	2.3%		1.8%		2.0%

Result for Public and Private

Securities

Income from securities and short-term investments	Quarter ended					Δ% Quarter ended 12/31/17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Income Securities and short term inv.	988,022	1,032,478	778,964	592,264	801,184	-4.3%	23.3%
Income Interest Margin	772,793	1,071,955	777,079	445,641	659,167	-27.9%	17.2%
Bills and Notes from the Central Bank	762,721	1,012,485	716,362	368,754	574,204	-24.7%	32.8%
Other bonds	10,072	59,470	60,718	76,887	84,963	-83.1%	-88.1%
Holdings booked at fair value	(1,730)	46,915	56,036	68,489	83,217	-103.7%	-102.1%
Holdings booked at amortized cost	11,802	12,555	4,682	8,397	1,746	-6.0%	n/a
Income Financial Operations	126,916	(69,542)	(45,905)	114,066	87,426	-282.5%	45.2%
Bills and Notes from the Central Bank	34,043	(53,786)	12,579	18,608	11,132	-163.3%	n/a
Other bonds	92,873	(15,756)	(58,484)	95,458	76,294	-689.4%	21.7%
Holdings booked at fair value	94,284	(15,758)	(58,539)	95,343	76,517	-698.3%	23.2%
Holdings booked at amortized cost	(1,411)	2	55	115	(223)	-70150.6%	533.2%
Other fixed income securities	88,314	30,064	47,789	32,557	54,590	193.7%	61.8%
CER adjustment	188,447	112,942	155,398	100,285	97,614	66.9%	93.1%

The financial margin generated by assets of the public sector fell 27.9% in the quarter, mainly as a consequence of lower results generated by the Central Bank’s bills portfolio, basically due to a lower holding of these assets on average.

However, the results for financial operations are mainly caused by a higher result generated by the Bogar 20 portfolio, which had a better performance in the quarter.

Net Income from Services

Net income from services	Quarter ended					% quarter ended 12-31-17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Net income from services	1,631,538	1,561,617	1,191,061	1,234,102	1,076,422	4.5%	51.6%
Service charge income	3,171,500	2,937,973	2,485,825	2,481,746	2,398,519	7.9%	32.2%
Service charges on deposits accounts	691,093	636,398	568,815	498,412	430,468	8.6%	60.5%
Credit cards and operations	1,126,879	1,106,882	883,586	987,996	1,000,246	1.8%	12.7%
Insurance	161,271	173,382	151,393	168,532	170,554	-7.0%	-5.4%
Capital markets and securities activities	25,131	31,823	31,306	16,936	16,533	-21.0%	52.0%
Fees related to foreign trade	94,424	90,866	77,239	67,389	70,283	3.9%	34.3%
Safety deposit box	94,965	89,290	82,482	74,202	74,569	6.4%	27.4%
Services of collection	75,555	58,567	48,661	42,022	39,283	29.0%	92.3%
Generated by subsidiaries	455,783	365,836	324,080	298,607	205,153	24.6%	122.2%
Other fees	446,400	384,929	318,263	327,651	391,430	16.0%	14.0%
Services Charge expense	(1,539,962)	(1,376,356)	(1,294,764)	(1,247,644)	(1,322,097)	11.9%	16.5%

Net income from services rose 4.5% compared to the previous quarter and 51.6% compared to the same quarter of 2016. The previous quarter includes recurring annual income registered over that quarter. Without considering this effect, the variation amounts to 14.8%.

Service charge income grew 7.9% and 32.2% during the same periods, with a remarkable increase in the charges generated by deposit accounts which grew both due to a higher activity and to the price increase, as well as the charges generated by credit cards where the consumption volume rose 6% gaining market share, in addition to the increase in charges for collection services which went up 29% and 92.3% quarter on quarter and over a year ago, respectively.

On the other hand, the service charge expenses grew 11.9% in the quarter and 16.5% compared to the same quarter of 2016. Such increase is mainly due to higher charges paid for the LATAM Pass program.

Administrative Expenses

						% quarter ended 12-31-17 vs
Administrative expenses	Quarter ended					quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Administrative expenses	(3,523,829)	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)	11.7%	23.2%
Personnel expenses	(2,060,607)	(1,749,326)	(1,706,425)	(1,635,877)	(1,694,758)	17.8%	21.6%
General expenses	(1,463,222)	(1,406,628)	(1,320,633)	(1,261,742)	(1,165,812)	4.0%	25.5%
Electricity and Communications	(47,285)	(43,911)	(56,482)	(52,036)	(59,685)	7.7%	-20.8%
Advertising and Promotion	(118,293)	(112,517)	(104,197)	(82,525)	(106,078)	5.1%	11.5%
Fees and external administrative services	(71,582)	(66,939)	(56,993)	(49,289)	(45,649)	6.9%	56.8%
Taxes	(316,281)	(317,367)	(282,287)	(279,474)	(265,956)	-0.3%	18.9%
Organization and development expenses	(31,290)	(32,414)	(28,539)	(24,846)	(20,555)	-3.5%	52.2%
Amortizations	(141,558)	(131,348)	(112,281)	(87,628)	(73,633)	7.8%	92.2%
Rents	(130,705)	(126,231)	(106,084)	(112,106)	(108,211)	3.5%	20.8%
Maintainance, conservation and repairs	(145,473)	(132,731)	(130,637)	(134,038)	(104,528)	9.6%	39.2%
Security Service	(78,239)	(85,253)	(71,328)	(71,101)	(66,610)	-8.2%	17.5%
Carriage of valuables	(178,757)	(160,235)	(179,109)	(164,900)	(145,398)	11.6%	22.9%
Other	(203,759)	(197,682)	(192,696)	(203,799)	(169,509)	3.1%	20.2%

Total Employees	6,082	6,142	6,190	6,219	6,265	-1.0%	-2.9%

Total Branches	251	251	252	252	251	0.0%	0.0%

Administrative expenses increased 11.7% in the last three months and 23.2% compared to the same quarter of 2016

Regarding personnel expenses, they increased 17.8% during the quarter, including higher charges as a result of applying a provision to raise the value for the difference between the current inflation 24.8% and the highest inflation estimated in the labor agreement of 19.5% and other compensations paid. Without considering that effect, the personnel expenses would have registered an increase of 4.7% in the period. Additionally, costs related to the reorganization of some business lines were incurred in the quarter.

On the other hand, general expenses increased 4% over the previous quarter and 25.5% compared to the same quarter of 2016.

During the period, there were higher charges, mainly in amortizations, including technological investment and the incorporation of the corporate headquarters, as well as in taxes due to a rise in the activity.

The efficiency ratio in the quarter reached 56.8%, showing a slight improvement compared to the previous quarter, driven by both higher income as well as higher restriction in expenses.

Under the transformation strategy, it should be highlighted that, during the year, transactions through tellers in the branches went down 20%, thus making it possible to reallocate resources to more profitable tasks. The mailing of bank statements in paper also decreased as a result of a customer digitalization campaign.

Other Income / Expenditures

Other Income / Expenditures recorded an AR$ 211.5 million loss in the last quarter of 2017 driven by fewer credits recovered and higher allowances for other contingencies.

Income from Equity Investments

Income from equity investments shows net income from related companies that are not consolidated. Over the fourth quarter of 2017, there was an AR$ 106.5 million profit, mainly due to the equity investment in Francés Administradora de Inversores and in Francés Valores.

Balance and Activity

Loan portfolio

						% quarter ended 12-31-17 vs
Net loans	Quarter ended					quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-31-17	03-31-17	12-31-16	09-30-17	12-31-16
Private & Financial sector loans in $	99.674.815	84.226.386	71.820.037	68.429.094	66.472.453	18,3%	49,9%
Advances	11.394.582	10.533.948	9.495.624	9.463.160	9.540.668	8,2%	19,4%
Discounted and purchased notes	16.762.454	13.261.590	9.128.070	9.227.187	9.810.847	26,4%	70,9%
Consumer Mortgages	4.274.738	2.937.234	2.071.739	1.892.840	1.889.443	45,5%	126,2%
Car secured loans	8.867.373	8.062.140	6.986.809	6.368.608	5.628.320	10,0%	57,5%
Personal loans	16.318.544	13.786.796	11.646.873	10.522.971	9.368.939	18,4%	74,2%
Credit cards	28.405.180	23.889.556	22.516.560	21.775.867	21.539.673	18,9%	31,9%
Loans to financial sector	3.211.622	2.204.909	2.217.403	1.739.275	1.715.873	45,7%	87,2%
Other loans	11.186.647	10.345.952	8.621.253	8.200.489	7.512.590	8,1%	48,9%
Unaccrued interest	(593.669)	(410.090)	(312.439)	(315.649)	(329.346)	44,8%	80,3%
Adj. & accrued int. & exchange diff. receivable	1.842.056	1.484.684	1.166.756	1.164.083	1.286.851	24,1%	43,1%
Less: Allowance for loan losses	(1.994.712)	(1.870.333)	(1.718.611)	(1.609.737)	(1.491.405)	6,7%	33,7%
Private & Financial sector loans in FX	28.627.775	23.861.543	17.635.160	12.901.265	10.642.999	20,0%	169,0%
Advances	14.203	8.534	7.952	7.233	5.897	66,4%	140,9%
Discounted and purchased notes	1.660.291	1.306.379	941.959	858.646	1.085.875	27,1%	52,9%
Credit cards	1.600.754	1.549.060	1.463.325	1.301.292	981.170	3,3%	63,1%
Loans to financial sector	93.156	114.563	109.892	127.133	130.914	n/a	n/a
Other loans	25.552.454	21.162.903	15.293.021	10.755.116	8.565.890	20,7%	198,3%
Less: Allowance for loan losses	(293.083)	(279.896)	(180.989)	(148.155)	(126.747)	4,7%	131,2%
Total Private Loans	128.302.590	108.087.929	89.455.197	81.330 .359	77.115.452	18,7%	66,4%
Total loans to public sector	218	267	239	156	98.819	-18,4%	-99,8%
Net Total Loans net of other non resident loans	128.302.808	108.088.196	89.455.436	81.330 .515	77.214.271	18,7%	66,2%
Other non resident loans (*)	3.588.006	3.588.006	62.710	1.581.090	34.064	n/a	n/a
Net total loans	128.366.202	111.676.202	89.518.146	82.911.605	78.889.921	14,9%	62,7%

(*)	Correspond to balances related to overnight operations celebrated with foreign correspondent banks

The private sector loan portfolio amounted to AR$ 128.3 billion, which means a rise both in the quarter and over the last twelve months, with variations reaching 18.7% and 66.4%, respectively.

As a result of the implemented growth strategy, the private loans market share of BBVA Francés grew 51 basis points over the year. Such market share reached 7.2% as of December 31, 2017, whereas the private loans market share that includes the associated companies which are part of the consolidated balance sheet, PSA Finance and Volkswagen, reached 8.3%, implying a growth of 71 basis points.

In the quarter, both peso and dollar loans rose at a similar pace, 18.3% and 20%, respectively.

Dynamism in financing companies both in local and foreign currency should be highlighted. Foreign trade operations, advances and discounted and purchases notes were the lines with the highest increase, but lease options and collateral lines also regained momentum.

In consumer loans, an increase in mortgages stands out, 45.5% in the quarter, as well as personal loans and car loans, which rose 18.4% and 10%, respectively.

Public Sector Exposure

						% quarter ended 12-31-17 vs
Public Sector Exposure	Quarter ended					quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Public Sector - National Government	7,024,971	7,464,832	7,920,788	6,889,933	5,276,924	-5.9%	33.1%
Public Sector Loans	218	267	239	156	98,819	-18.4%	-99.8%

Total bond portfolio	7,024,978	7,464,790	7,920,772	6,889,994	5,178,318	-5.9%	35.7%

Holdings book at fair value	5,431,774	5,746,588	6,955,704	5,646,590	4,274,229	-5.5%	27.1%
Holdings book at amortized cost	1,593,204	1,718,202	965,068	1,243,404	904,089	-7.3%	n/a
Allowances	(225)	(225)	(223)	(217)	(213)	0.0%	5.6%
Bills and Notes from Central Bank	14,856,313	14,488,774	14,393,353	7,200,514	7,310,231	2.5%	103.2%

Total exposure to the Public	21,881,284	21,953,606	22,314,142	14,090,447	12,587,155	-0.3%	73.8%

Portfolio Received for Repos	11,671,395	8,079,583	3,199,988	9,893,778	64,872	n/a	n/a
Public Bonds	9,864,568	8,872,119	37,061	—	—	n/a	n/a
BCRA Instruments	1,806,827	(792,536)	3,162,927	9,893,778	64,872	n/a	n/a

Exposure to the National Government Public Sector in bonds and loans, including Central Bank bills totaled AR$ 21.9 billion by the end of the year, showing a slight decrease of 0.3%% quarter on quarter and rose 73.8% over the last twelve months.

Over the year, the Bank celebrated repo transactions with the Argentine Republic of USD 250 million, due in December 2018 and March 2019, which are accounted in the “Repurchase Agreement” line in Other Banking Receivables.

As of December 31, 2017, the National Government’s public debt accounted for 5% of the Bank’s total assets. The exposure of the Central Bank bills and notes portfolio, net of repo transactions, amounted to 6.6% over total assets.

Portfolio Quality

Asset quality ratios	Quarter ended					% quarter ended 12-31-17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Non-performing loans (1)	904,012	793,264	780,886	707,907	616,075	14.0%	46.7%
Allowance for loan losses	(2,287,795)	(2,150,229)	(1,899,600)	(1,757,892)	(1,618,152)	6.4%	41.4%
Non-performing loans/net total loans	0.69%	0.70%	0.85%	0.84%	0.77%	-0.7%	-9.6%
Non-performing priv. loans/net priv. loans	0.69%	0.70%	0.85%	0.84%	0.77%	-0.7%	-9.7%
Allowance for loan losses/non-performing lo	253.07%	271.06%	243.26%	248.32%	262.66%	-6.6%	-3.6%
Allowance for loan losses/net total loans	1.75%	1.89%	2.08%	2.08%	2.01%	-7.3%	-12.9%

As of December 31, 2017, the asset quality ratio (non-performing loans/total loans) stood at 0.69%, with a coverage ratio (allowances/non-performing loans) of 253.07%.

The non-performing loan ratio improved compared to the quarters under analysis, mainly due to the important growth in the loan portfolio.

On the other hand, the cost of risk reached 1.3%. This decrease was caused by lower generic allowances recorded over the period.

The following table shows the evolution of allowances for loan losses, including charges from transactions booked under “Other receivables due to financial intermediation”.

Deposits

Total deposits	Quarter ended					% quarter ended 12-31-17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Deposits $ denominated	99,701,266	84,005,882	84,035,746	82,248,799	74,902,584	18.7%	33.1%
Current accounts	24,845,591	22,306,350	22,693,886	21,484,467	21,419,738	11.4%	16.0%
Saving accounts	35,129,036	26,517,781	27,221,181	23,190,831	21,273,125	32.5%	65.1%
Time deposits	37,389,316	33,114,593	32,209,592	35,197,959	30,079,381	12.9%	24.3%
Peso denominated	36,910,121	32,954,999	31,964,459	35,001,533	30,076,548	12.0%	22.7%
CER adjusted time deposits	479,195	159,594	245,133	196,426	2,833	200.3%	n/a
Investment Accounts	—	1,112	213	85,194	85,194	-100.0%	-100.0%
Other	2,337,323	2,066,046	1,910,874	2,290,348	2,045,146	13.1%	14.3%
Deposits FX denominated	54,349,163	45,942,472	41,638,489	40,573,257	39,719,184	18.3%	36.8%
Current accounts	163,674	451,457	126,632	89,817	782,954	-63.7%	-79.1%
Saving accounts	43,913,177	35,441,394	30,552,506	23,779,226	21,318,030	23.9%	106.0%
Time deposits	8,032,972	6,976,320	6,270,117	5,961,593	6,220,811	15.1%	29.1%
Other	2,239,340	3,073,301	4,689,234	10,742,621	11,397,389	-27.1%	-80.4%

Total deposits	154,050,429	129,948,354	125,674,235	122,822,056	114,621,768	18.5%	34.4%

Total deposits amounted to AR$ 154.1 billion, growing 18.5% and 34.4% during the quarter and in the last twelve months, respectively.

Over the year, sights accounts rose 60.6% and time deposits rose 25.1%.

Deposits in pesos grew 18.7% in the quarter and 33.1% in the year. Transactional deposits in pesos went up 22.8% quarter on quarter and 40.5% annually, with time deposits growing 12.9% and 24.3% in the same periods.

At the end of December 2017, deposits in foreign currency reached AR$ 54.3 billion (equal to USD 2.9 billion), accounting for 35.3% of the Bank’s total deposits.

Other Sources of Funds

Other funding sources	Quarter ended					% quarter ended 12-31-17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	30-09-17	31-12-16
Lines from other banks	1,955,611	1,863,146	1,382,049	1,435,605	1,502,786	5.0%	30.1%
Senior Bonds	2,881,947	1,680,030	2,115,473	2,056,274	2,211,078	71.5%	30.3%
Total other funding sources	4,837,558	3,543,176	3,497,522	3,491,879	3,713,864	36.5%	30 .3%

Mismatch of Reference Stabilization

Coefficient (CER)

	Quarter ended					Δ% Quarter ended 12/31/17 vs quarter ended
(in thousands of pesos except percentages)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
CER adjusted assets	4,956,165	3,275,440	2,218,667	2,616,315	2,818,625	51.3%	75.8%
- Public bond portfolio	1,589,929	1,761,986	1,656,898	2,418,040	2,643,768	-9.8%	-39.9%
- Private sector loans	2,883,960	1,265,246	448,609	146,371	47,525	127.9%	5968.3%
- Public sector loans	0	0	0	0	99,356	n/a	-100.0%
- Other credits	482,276	248,208	113,160	51,904	27,976	94.3%	n/a
CER adjusted deposits	479,195	159,594	245,133	196,426	2,833	200.3%	n/a
CER mismatch	4,476,970	3,115,846	1,973,534	2,419,889	2,815,792	43.7%	59.0%

Capitalization

The Shareholders’ Equity amounted to AR$ 26.1 billion as of December 31, 2017, with an excess of capital over the minimum required by the Central Banks of AR$ 12.4 billion. The capital ratio for the period was 14.7%.

Central Bank Requirements	Quarter ended					% quarter ended 12-31-17 vs quarter ended
(in thousands of pesos)	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
CB Minimum Capital Requirements	15,653,816	14,393,076	11,608,879	11,206,375	10,577,441	8.8%	48.0%
CB Minimum Capital Requirements(a,b)	15,653,816	14,393,076	11,608,879	11,206,375	10,321,905	8.8%	51.7%
Increase in capital req. related to custody	—	—	—	—	255,536	n/a	-100.0%
a) CB Minimum Capital Requirements	15,653,816	14,393,076	11,608,879	11,206,375	10,321,905	8.8%	51.7%
Allocated to Asset at Risk	12,726,716	11,661,200	9,046,865	8,785,277	7,926,163	9.1%	60.6%
Market Risk	369,204	317,338	287,776	270,773	291,744	16.3%	26.6%
Operational Risk	2,557,896	2,414,538	2,274,238	2,150,325	2,103,998	5.9%	21.6%
b) Min. Cap. required for the G.F.S. of the Pas-as-you-go System managed by the Argentine Republic and registrar of mortgage notes	—	—	—	—	1,022,144	n/a	-100.0%
1% of the securities in custody and book-entry notes	—	—	—	—	1,022,144	n/a	-100.0%
Bank Capital	28,020,200	26,576,668	18,632,561	18,843,971	17,420,859	5.4%	60.8%
Ordinary Capital Level 1	26,817,835	25,334,453	17,451,690	17,674,906	16,698,101	5.9%	60.6%
Dedusctions Ordinary Capital Level 1	(705,074)	(634,085)	(525,144)	(465,878)	(390,238)	11.2%	80.7%
Capital Level 2	1,578,420	1,522,575	1,260,472	1,169,850	1,112,996	3.7%	41.8%
Aditional Capital Level 1	329,019	353,725	445,543	465,093	—	-7.0%	n/a
Excess over Required Capital	12,366,384	12,183,592	7,023,682	7,637,596	6,843,418	1.5%	80.7%
Capital Ratio (Central Bank rules)	14.7%	15.1%	13.1%	13.8%	13.8%	-3.1%	6.2%
Excess over Required Capital as a % of Shareholders´Equity	47.5%	49.4%	41.6%	44.5%	41.6%	-4.0%	14.2%

Additional Information

	Quarter ended					% quarter ended 12-31-17 vs quarter ended
	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16	09-30-17	12-31-16
Exchange rate $/USD	18.77	17.32	16.60	15.38	15.85	8.4%	18.4%
Quarterly CER adjustment	5.0%	4.3%	7.0%	4.6%	4.5%	16.0%	10.7%

Conference Call

On Thursday February 15, 2018 at 12:30 p.m. (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should contact the following numbers:

0800-444-2930 (from Argentina)

+ 1-844-413-3973 (from United States)

+ 1412-902-6509 (from other countries)

Conference ID: BBVA.

To access the webcast:

http://webcast.engage-x.com/Cover.aspx?PlatformId=prWb5Dn7%2BBGIbBVGiJskWQ%3D%3D

To request the Replay, please call

+1-877-344-7529 (from United States)

+1-412-317-0088 (from other countries)

The replay will be available until Thursday, February 22, 2018.

Replay Access code: 10116495

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16
Cash and due from banks	37,664,273	27,947,327	37,048,209	41,149,362	48,226,105
Government and Private Securities	34,019,578	30,346,401	25,749,754	24,205,939	12,706,389
Holdings booked at fair value	15,296,342	14,618,707	6,992,766	5,646,590	4,274,229
Holdings booked at amortized cost	1,593,204	1,718,202	965,068	1,243,404	904,089
Listed Private Securities	467,117	313,479	235,863	221,870	153,181
Bills and Notes from the Central Bank	16,663,140	13,696,238	17,556,280	17,094,292	7,375,103
Less: Allowances	(225)	(225)	(223)	(217)	(213)
Loans	128,366,202	111,676,202	89,518,146	82,911,605	78,889,921
Loans to the private & financial sector	128,365,984	111,675,935	89,517,907	82,911,449	78,791,102
Advances	11,408,785	10,542,482	9,503,576	9,470,393	9,546,565
Discounted and purchased notes	18,422,745	14,567,969	10,070,029	10,085,833	10,896,722
Secured with mortgages	4,274,738	2,937,234	2,071,739	1,892,840	1,889,443
Car secured loans	8,867,373	8,062,140	6,986,809	6,368,608	5,628,320
Personal loans	16,318,544	13,786,796	11,646,873	10,522,971	9,368,939
Credit cards	30,005,934	25,438,616	23,979,885	23,077,159	22,520,843
Loans to financial sector	3,304,778	2,319,472	2,327,295	1,866,408	1,846,787
Other loans (*)	36,802,495	35,096,861	23,976,984	20,536,695	17,754,130
Less: Unaccrued interest	(593,669)	(410,090)	(312,439)	(315,649)	(329,346)
Plus: Interest & FX differences receivable	1,842,056	1,484,684	1,166,756	1,164,083	1,286,851
Less: Allowance for loan losses	(2,287,795)	(2,150,229)	(1,899,600)	(1,757,892)	(1,618,152)
Public Sector loans	218	267	239	156	98,819
Principal	146	266	237	155	8,786
Plus: Interest & FX differences receivable	72	1	2	1	90,033
Other banking receivables	13,255,165	19,387,164	9,771,087	26,190,719	2,427,906
Repurchase agreements	6,396,424	5,135,311	3,039,700	9,784,973	—
Unlisted private securities	292,352	302,091	340,851	249,926	325,925
Other banking receivables	6,574,335	13,957,633	6,398,959	16,163,059	2,110,753
Less: provisions	(7,946)	(7,871)	(8,423)	(7,239)	(8,772)
Investments in other companies	664,084	606,150	514,077	539,825	510,878
Intangible assets	435,863	407,765	354,534	331,419	315,811
Goodwill	3,117	3,206	3,296	3,386	3,476
Organization and development charges	432,746	404,559	351,238	328,033	312,335
Other assets	11205119	9651880	9,459,638	8,999,121	8,638,393

Total Assets	225,610,284	200,022,889	172,415,445	184,327,990	151,715,403

Deposits	154,050,429	129,948,354	125,674,235	122,822,056	114,621,768
Current accounts	25,009,265	22,757,807	22,820,518	21,574,284	22,202,692
Saving accounts	79,042,213	61,959,175	57,773,687	46,970,057	42,591,155
Time deposits	45,422,288	40,090,913	38,479,709	41,159,552	36,300,192
Investment Accounts	—	1,112	213	85,194	85,194
Rescheduled deposits CEDROS	1,951	1,951	1,951	1,951	1,959
Other deposits	4,574,712	5,137,396	6,598,157	13,031,018	13,440,576
Other banking Liabilities	35,117,533	36,514,676	21,152,694	37,891,164	13,785,069
Other provisions	2,776,104	2,775,198	2,587,759	1,317,224	1,375,154
Other contingencies	2,774,987	2,774,094	2,587,159	1,316,606	1,374,573
Guarantees	1,117	1,104	600	618	581
Other liabilities	6,999,147	5,562,823	5,564,345	4,607,529	4,856,020
Minority interest	610,523	583,026	564,602	535,212	617,357

Total Liabilities	199,553,736	175,384,077	155,543,635	167,173,185	135,255,368

Total Stockholders´ equity	26,056,548	24,638,812	16,871,810	17,154,805	16,460,035

Total liabilities + stockholders’ equity	225,610,284	200,022,889	172,415,445	184,327,990	151,715,403

(*)	Includes balances related to overnight operations celebrated with foreign correspondent banks

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16
Financial income	7,352,134	6,322,099	5,637,429	5,280,611	5,540,183
Interest on Loans Granted to the Financial Sector	168,982	124,005	109,189	90,605	113,359
Interest on Overdraft	896,503	737,188	679,137	769,018	843,578
Interest on Discounted and purchased notes	749,762	530,848	453,878	463,665	503,617
Interest on Mortgages	116,239	93,877	86,063	88,634	92,677
Interest on Car Secured Loans	300,039	292,115	296,662	298,138	280,469
Interest on Credit Card Loans	1,146,324	1,020,160	1,029,208	1,064,647	1,048,804
Interest on Financial Leases	116,764	110,867	110,471	107,085	108,107
Interest on Other Loans	1,670,184	1,457,403	1,274,390	1,178,537	1,106,035
From Other Banking receivables	2,547	1,715	852	548	185
Interest on Government Guaranteed Loans Decree 1387/01	—	—	—	1,081	6,810
Income from Securities and Short Term Investments	988,022	1,032,478	778,964	592,264	801,184
CER	188,447	112,942	155,398	100,285	97,613
Foreign exchange difference	727,555	634,046	431,991	306,004	458,312
Other	280,766	174,455	231,226	220,100	79,433
Financial expenses	(2,779,372)	(2,351,616)	(2,204,490)	(2,216,835)	-2,287,923
Interest on Current Account Deposits	(227,419)	(191,736)	(95,546)	(14,811)	—
Interest on Saving Account Deposits	(10,310)	(8,785)	(7,962)	(7,760)	(7,817)
Interest on Time Deposits	(1,704,065)	(1,443,836)	(1,457,271)	(1,534,706)	(1,618,512)
Interest on Other Banking Liabilities	(263,472)	(193,608)	(207,362)	(215,259)	(222,302)
Other interests (includes Central Bank)	(68)	(231)	(312)	(629)	(674)
CER	(12,062)	(11,463)	(15,410)	(1,915)	(126)
Bank Deposit Guarantee Insurance system mandatory contributions	(57,365)	(55,066)	(52,593)	(48,777)	(40,376)
Mandatory contributions and taxes on interest income	(471,193)	(400,531)	(358,932)	(355,405)	(352,205)
Other	(33,418)	(46,360)	(9,102)	(37,573)	(45,911)
Net financial income	4,572,762	3,970,483	3,432,939	3,063,776	3,252,260
Provision for loan losses	(377,352)	(503,013)	(356,386)	(323,969)	(331,013)
Income from services, net of other operating expenses	1,631,538	1,561,617	1,191,061	1,234,102	1,076,422
Administrative expenses	(3,523,829)	(3,155,954)	(3,027,058)	(2,897,619)	(2,860,570)
Income (loss) from equity investments	106,570	118,217	155,131	19,491	17,083
Net Other income	(211,459)	(121,621)	(1,168,459)	855,111	(141,517)
Income (loss) from minority interest	(27,496)	(18,425)	(29,601)	(27,853)	(13,547)
Income before tax	2,170,734	1,851,304	197,627	1,923,039	999,118
Income tax	(749,824)	(716,724)	(480,622)	(317,269)	(416,713)
Net income	1,420,910	1,134,580	(282,995)	1,605,770	582,405

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16
Cash and due from banks	37,664,382	27,947,332	37,048,209	41,149,363	48,226,107
Government Securities	34,048,445	30,376,295	25,780,524	24,238,431	12,738,809
Loans	128,366,202	111,676,199	89,518,146	82,911,605	78,889,921
Other Banking Receivables	13,255,165	19,387,164	9,771,087	26,190,719	2,427,906
Assets Subject to Financial Leasing	2,366,434	2,213,865	2,177,021	2,088,865	2,046,971
Investments in other companies	658,594	600,609	509,594	535,221	507,625
Other assets	9,283,380	7,855,448	7,643,197	7,250,043	6,915,372

Total Assets	225,642,602	200,056,912	172,447,778	184,364,247	151,752,711

Deposits	154,050,302	129,947,789	125,674,032	122,822,030	114,621,753
Other banking liabilities	35,117,665	36,514,712	21,152,694	37,891,313	13,785,682
Minority interest	615,220	587,767	568,437	539,151	620,141
Other liabilities	9,802,867	8,367,832	8,180,805	5,956,948	6,265,100

Total Liabilities	199,586,054	175,418,100	155,575,968	167,209,442	135,292,676

Total Stockholders´Equity	26,056,548	24,638,812	16,871,810	17,154,805	16,460,035

Stockholders´Equity + Liabilities	225,642,602	200,056,912	172,447,778	184,364,247	151,752,711

NET INCOME

	12-31-17	09-30-17	06-30-17	03-31-17	12-31-16
Net Financial Income	4,574,615	3,972,703	3,433,241	3,066,449	3,253,700
Provision for loan losses	(377,352)	(503,013)	(356,386)	(323,969)	(331,013)
Net Income from Services	1,631,538	1,561,617	1,191,061	1,234,102	1,076,422
Administrative expenses	(3,527,314)	(3,157,604)	(3,029,516)	(2,899,037)	(2,856,270)
Net Other Income	(103,300)	(3,069)	(1,011,209)	874,626	(132,186)
Income Before Tax	2,198,187	1,870,634	227,191	1,952,171	1,010,653
Income Tax	(749,824)	(716,724)	(480,689)	(317,392)	(416,849)
Net income	1,448,363	1,153,910	(253,498)	1,634,779	593,804
Minoritary Interest	(27,453)	(19,330)	(29,497)	(29,009)	(11,399)
Net income for Quarter	1,420,910	1,134,580	(282,995)	1,605,770	582,405

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 14, 2018	By:	/s/ Ernesto Gallardo Jimenez
	Name:	Ernesto Gallardo Jimenez
	Title:	Chief Financial Officer